October 5, 2015

Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:                             CPI Card Group Inc.

Filed on Form S-1

Registration No. 333-206218

Ladies and Gentlemen:

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to October 7, 2015 at 4:00 p.m. New York City time or as soon thereafter as practicable.

We hereby advise that between September 22, 2015 and the date hereof, the number of preliminary prospectuses, dated September 22, 2015, which were furnished to 8 prospective underwriters and distributed to underwriters, institutional investors, prospective dealers, individuals and others, was approximately 2,497.

The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BMO CAPITAL MARKETS CORP.
GOLDMAN, SACHS & CO.
CIBC WORLD MARKETS INC.
As Representatives of the
Prospective Underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ Michael Anderson
	Name:	Michael Anderson
	Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Daniel M. Young
	Name:	Daniel M. Young
	Title:	Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Kathy Butler
	Name:	Kathy Butler
	Title:	Managing Director